UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number 001-41418

Lytus Technologies Holdings PTV. Ltd.

(Translation of registrant’s name into English)

Unit 1214, ONE BKC, G Block

Bandra Kurla Complex

Bandra East

Mumbai, India 400 051

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Standby Equity Purchase Agreement

On February 3, 2025, Lytus Technologies Holdings PTV. Ltd., a British Virgin Islands company (“Lytus” or the “Company”) entered into a Standby Equity Purchase Agreement (the “SEPA”) with YA II PN, LTD., a Cayman Islands exempt limited company (the “Investor”). Capitalized terms used herein, but not otherwise defined, have the meaning ascribed to such terms in the SEPA, a copy of which is filed herewith as Exhibit 10.1.

Pursuant to the SEPA, the Company has the right to sell to the Investor up to $100 million of its common shares, subject to certain limitations and conditions set forth in the SEPA, from time to time during the term of the SEPA. Sales of the common shares to the Investor under the SEPA, and the timing of any such sales, are at the Company’s option, and the Company is under no obligation to sell any common shares to the Investor under the SEPA except in connection with notices that may be submitted by the Investor, in certain circumstances as described below.

Upon the satisfaction of the conditions to the Investor’s purchase obligation set forth in the SEPA, including having a registration statement registering the resale of the common shares issuable under the SEPA declared effective by the SEC, the Company will have the right, but not the obligation, from time to time at its discretion until the SEPA is terminated to direct the Investor to purchase a specified number of common shares (“Advance”) by delivering written notice to the Investor (“Advance Notice”). While there is no mandatory minimum amount for any Advance, it may not exceed an amount equal to 100% of the average of the daily traded amount during the five consecutive trading days immediately preceding an Advance Notice.

Pre-Paid Advances. Subject to the satisfaction of the conditions set forth in the SEPA, the Investor shall advance to the Company the principal amount of $6,000,000 (the “Pre-Paid Advance”), which shall be evidenced by convertible promissory notes in two tranches. The first tranche of the Pre-Paid Advance shall be in a principal amount of $5,000,000 and was advanced on the Effective Date of the SEPA, and the second tranche of the Pre-Paid Advance shall be in a principal amount of $1,000,000 and shall be advanced on the second trading day after the registration statement becomes effective. With respect to each Pre-Paid Advance, the Investor shall advance to the Company the principal amount of the applicable tranche, less a discount equal to 5% of the principal amount of such tranche netted from the purchase price due and structured as an original issue discount. At any time after the issuance date of a promissory note, the Investor may convert any portion of the outstanding and unpaid conversion amount into fully paid and nonassessable common shares at the conversion price of the lower of (i) $0.7048 per common share, or (ii) 93% of the lowest daily VWAP during the five consecutive trading days immediately preceding the date of conversion (the “Conversion Price”), which price shall not be lower than the floor price of $0.1236 (the “Floor Price”).

Advances. Upon the terms and subject to the conditions of the SEPA (i) the Company has the right, but not the obligation, to issue and sell to the Investor, common shares by the delivery to the Investor of Advance Notices, provided (x) no balance is outstanding under a promissory note, or, (y) if there is a balance outstanding under a promissory note, then in accordance with the terms further described in (a)(iii) below, and (ii) for as long as there is a balance outstanding under a promissory note, the Investor has the right, but not the obligation, to cause the issuance and sale of common shares to the Investor pursuant to an Advance, on the following terms:

(a) Advance Notice. The Company may require the Investor to purchase shares by delivering an Advance Notice to the Investor, subject to the satisfaction or waiver by the Investor of the conditions set forth in the SEPA, and in accordance with the following provisions:

(i) The Company shall select the number of Advance Shares, not to exceed an amount equal to one hundred percent (100%) of the average daily trading volume of common shares during the five consecutive trading days immediately preceding an Advance Notice, it desires to issue and sell to the Investor in each Advance Notice, the time it desires to deliver each Advance Notice, and the pricing period to be used.

(ii) There is no mandatory minimum Advances and there is no non-usage fee for not utilizing the SEPA.

(iii)  For so long as any amount remains outstanding under a promissory note, the Company may only submit an Advance Notice (A) if an Amortization Event has occurred and the obligation of the Company to make monthly prepayments under the promissory note has not ceased, and (B) the aggregate purchase price owed to the Company from such Advances (“Advance Proceeds”) shall be paid by the Investor by offsetting the amount of the Advance Proceeds against an equal amount outstanding under the subject promissory note. “Amortization Event” means (i) the daily VWAP is less than the Floor Price then in effect for five Trading Days during a period of seven consecutive Trading Days (a “Floor Price Event”), or (ii) the Company is in material breach of the Registration Rights Agreement, and such breach remains uncured for a period of 10 consecutive Trading Days, or the occurrence of an Event as defined in the Registration Rights Agreement.

The shares will be purchased, at the Company’s election, at either (i) 94.0% of the VWAP of the common shares during the applicable trading day on which the Advance Notice is delivered, or (ii) 97.0% of the lowest daily VWAP of the common shares during the three consecutive trading days commencing on the date the Advance Notice is delivered.

(b) Investor Notice. At any time that there is a balance remaining outstanding under a promissory note, the Investor may cause an Advance Notice to be deemed delivered to the Investor and the issuance and sale of common shares to the Investor pursuant to an Advance, in accordance with the following provisions:

(i) The Investor shall select the amount of the Advance, which amount may not exceed the limitations set forth in Section 3.02 of the SEPA; provided that the amount of the Advance selected shall not exceed the balance owed under all promissory notes outstanding.

(ii) The purchase price of the common shares shall be equal to the conversion price set forth in the promissory note that would be applicable to the amount of the Advance selected by the Investor if such amount were to be converted as of the date of delivery of the Investor Notice in accordance with the promissory note. The Investor shall pay the Purchase Price for the common shares by offsetting the amount of the Purchase Price to be paid by the Investor against an equal amount outstanding under a promissory note (first towards accrued and unpaid interest, if any, then towards principal).

(iii) Each Investor Notice shall set forth the amount of the Advance requested, the Purchase Price along with a report by Bloomberg L.P. indicating the relevant VWAP used in calculating the Conversion Price, the number of Shares to be purchased by the Investor, the aggregate amount of accrued and unpaid interest under the subject promissory note (if any) that shall be offset by the issuance of common shares, the aggregate amount of principal of the promissory note that shall be offset by the issuance of common shares, and the total amount of the applicable promissory note or promissory notes that shall be outstanding following the closing of the Advance.

(iv) Upon the delivery of an Investor Notice, a corresponding Advance Notice shall simultaneously and automatically be deemed to have been delivered by the Company to the Investor requesting the amount of the Advance set forth in the Investor Notice, and any conditions precedent to such Advance Notice under the terms of this Agreement that have not been satisfied shall be deemed to have been waived by the Investor

Ownership Limitation. Notwithstanding anything herein to the contrary, the Investor shall not be obligated to purchase or acquire, and shall not purchase or acquire, any common shares under the SEPA which, when aggregated with all other common shares beneficially owned by the Investor and its Affiliates, would result in the beneficial ownership by the Investor and its Affiliates (on an aggregated basis) of a number of common shares exceeding 4.99% of the then outstanding voting power or number of common shares. In addition, in no event shall an Advance exceed the number of common shares registered in respect of the transactions contemplated hereby under the registration statement then in effect.

Commitment Fees. The Company has paid the Investor or its designee a structuring fee in the amount of $25,000, and the Company is obligated to pay a commitment fee in an amount equal to 1.00% of the Commitment Amount (the “Commitment Fee”) of which by the issuance to the Investor of such number of common shares that is equal to the Commitment Fee divided by the Fixed Price (the “Commitment Shares”). The Commitment Shares are due as follows: (i) 40% was due on the Effective Date, (ii) 30% shall be due on the date that is 90 days following the Effective Date and (iii) 30% shall be due on the date this is 180 days following the Effective Date.

Termination. The SEPA will automatically terminate on the earliest to occur of (i) the first day of the next month following the 36-month anniversary of the date of the SEPA or (ii) the date on which the Investor shall have made payment of Advances pursuant to the SEPA for common shares equal to the Commitment Amount. The Company has the right to terminate the SEPA upon five (5) trading days’ prior written notice to the Investor, provided that there are no outstanding Advance Notices for which common shares need to be issued, there is not an outstanding promissory note, and the Company has paid all amounts owed to the Investor pursuant to the promissory notes. The Company and the Investor may also agree to terminate the SEPA by mutual written consent. Neither the Company nor the Investor may assign or transfer their respective rights and obligations under the SEPA without the prior written consent of the other party. No provision of the SEPA may be modified or waived other than by an instrument in writing signed by both parties.

Representations, Warranties and Conditions. The SEPA contains customary representations, warranties, conditions and indemnification obligations of the parties. The representations, warranties and covenants contained in such agreements were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreements and may be subject to limitations agreed upon by the contracting parties.

Net Proceeds. The net proceeds under the SEPA to the Company will depend on the frequency and prices at which the Company sells its common shares to the Investor. The Company expects that any proceeds received from such sales to the Investor will be used for working capital and general corporate purposes.

Registration Rights Agreement

In connection with the SEPA, the Company entered into a registration rights agreement (the “SEPA Registration Rights Agreement”) with the Investor, pursuant to which the Company agreed to file a registration statement registering the resale of the common shares underlying the SEPA, the promissory notes and the Commitment Fee.

Guaranty by Lytus Studio Inc.

In connection with the SEPA, certain of the Company’s subsidiaries have entered or will enter into a global guaranty agreement (the “Global Guaranty Agreement”), pursuant to which such subsidiaries will guaranty the Company’s obligations under the SEPA, the promissory note issued thereunder, and other instruments, agreements or other items executed or delivered pursuant to the SEPA.

The foregoing description of (i) the SEPA, (ii) the promissory notes, and (iii) the SEPA Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of (a) the SEPA, which is filed as Exhibit 10.1, (b) the promissory note evidencing the first tranche of the Pre-Paid Advance, which is filed as Exhibit 10.2, (c) the SEPA Registration Rights Agreement, which is filed as Exhibit 10.3, and (d) the Global Guaranty Agreement, which is filed as Exhibit 10.4, respectively, and each are incorporated herein by reference.

Other Events

On January 28, 2025, the Company issued a press release announcing it has officially launched its fully owned subsidiary, Lytus HealthTech, as part of its mission to help transform the healthcare landscape in India. A copy of the press release is furnished as Exhibit 99.1 hereto and incorporated herein by reference.

The information included in this Form 6-K, including Exhibit 99.1, is not deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall this Form 6-K and Exhibit 99.1 be incorporated by reference into the Company’s filings under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such future filing.

Exhibit No.	Description of Exhibit
10.1	Standby Equity Purchase Agreement, dated February 3, 2025, between the Company and YA II PN, LTD.
10.2	Convertible Promissory Note, dated February 3, 2025, between the Company and YA II PN, LTD.
10.3	Registration Rights Agreement, dated February 3, 2025, between the Company and YA II PN, LTD.
10.4	Global Guaranty Agreement, dated February 3, 2025, between Lytus Studio and YA II PN, LTD.
99.1	Press Release, dated January 28, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 4, 2025	Lytus Technologies Holdings PTV. Ltd.

	By:	/s/ Dharmesh Pandya
		Name:	Dharmesh Pandya
		Title:	Chief Executive Officer

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